



11019054

SECU..... .... COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 201▮
Estimated average burden	
hours per response..... 12.00	

SEC FILE NUMBER
8- 29426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berthel Fisher & Company Financial Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

701 Tama Street

(No. and Street)

Marion	Iowa	52302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Berthel   (319) 447-5700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

221 3rd Ave. SE STE. 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     [X] Certified Public Accountant
     [ ] Public Accountant
     [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Thomas J. Berthel _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berthel Fisher & Company Financial Services, Inc.
_____ , as of December 31 _____, 20 10 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                                              Signature

MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
Jan. 22, 2013   Chief Executive Officer
NOTARIAL SEAL IOWA   Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of
Berthel Fisher & Company)

Financial Report
December 31, 2010

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

 McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 24, 2011

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	6,180,217
Deposit with correspondent broker		207,426
Due from correspondent broker		767,119
Other commissions receivable		483,588
Other receivables		261,332
Due from affiliates (Note 2)		17,648
Short-term investments		301,483
Investments in securities:		
Marketable, at market value		29,673
Not readily marketable, at estimated fair value, cost of $984,150		1,130
Notes receivable, less allowance for doubtful accounts of $64,663 (Note 3)		316,946
Property and equipment (Note 5)		402,793
Other assets		87,161
Deferred income taxes (Note 4)		146,000
Intangibles assets, less accumulated amortization of $929,225		149,875
Goodwill		3,880,029
	$	13,232,420

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	2,070,628
Accounts payable and other accrued expenses (Note 9)		2,370,752
Deferred revenue		1,445,652
Total liabilities		5,887,032

Commitments and contingencies (Note 9)

Stockholder's equity:		
Common stock, no par value; authorized 250,000 shares;		
issued and outstanding 195,069 shares		2,821,148
Series A cumulative, convertible preferred stock, authorized		
50,000 shares; issued and outstanding 4,182 shares (Note 6)		300,142
Additional paid-in capital		5,077,892
(Accumulated deficit)		(853,794)
Total stockholder's equity		7,345,388
	$	13,232,420

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Operations
Year Ended December 31, 2010

Revenues:	
Commissions (Note 10)	$ 44,869,288
Fee income (Note 10)	1,886,102
Interest and dividends	145,465
Net unrealized investment gains	33,212
Net realized investment (losses)	(27,722)
Other	2,458,165
Total revenues	49,364,510
Expenses:	
Commissions	36,606,225
Employee compensation	3,838,075
Employee benefits (Note 8)	811,899
Management fees (Note 2)	720,000
Attorney fees including litigation and settlements (Note 9)	2,315,359
Occupancy (Note 2)	1,435,005
Clearing charges	949,129
Stock reporting services	146,315
Data processing	412,034
Depreciation and amortization	227,059
Other general and administrative expenses	1,934,223
Total expenses	49,395,323
(Loss) before income taxes	(30,813)
Income tax expense (Note 4)	129,054
Net (loss)	$ (159,867)

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock	Series A Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2009	$2,821,148	$ 300,142	$ 5,077,892	$ 674,080	$ 8,873,262
Net (loss)	-	-	-	(159,867)	(159,867)
Dividends on preferred stock	-	-	-	(18,007)	(18,007)
Dividends on common stock ($6.92 per share)	-	-	-	(1,350,000)	(1,350,000)
Balance, December 31, 2010	**$2,821,148**	**$ 300,142**	**$ 5,077,892**	**$ (853,794)**	**$ 7,345,388**

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows from Operating Activities:		
Net (loss)	$	(159,867)
Adjustments to reconcile net (loss) to net cash flows provided by operating activities:		
Change in unrealized (gains) on securities owned		(33,212)
Loss on sale of securities owned		27,722
Depreciation and amortization		227,059
Deferred income taxes		(172,000)
Provision for doubtful accounts		158,052
Change in assets and liabilities:		
Deposit with correspondent broker		(118)
Due from correspondent broker		125,432
Other commissions receivable		(232,999)
Other receivables		(227,381)
Due from affilates		11,538
Short term investments		25,442
Investments in securities		(16)
Other assets		(53,816)
Commissions payable		647,698
Accounts payable and other accrued expenses		625,451
Deferred revenue		1,445,652
Net cash flows provided by operating activities		2,414,637
Cash Flows from Investing Activities:		
Purchase of property and equipment		(81,005)
Issuance of notes receivable		(382,700)
Collection of notes receivable		277,850
Proceeds received on due from affiliate		413,150
Net cash flows provided by investing activities		227,295
Cash Flows from Financing Activities:		
Dividends on common stock		(1,350,000)
Dividends on preferred stock		(18,007)
Net cash flows (used in) financing activities		(1,368,007)
Increase in cash and cash equivalents		1,273,925
Cash and Cash Equivalents:		
Beginning		4,906,292
Ending	$	6,180,217
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	260,417

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business:

Berthel Fisher & Company Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the National Futures Association.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash held by correspondent brokers of $1,601,526 as of December 31, 2010.

Short-term investments: Short-term investments consist of certificates of deposit with maturities of twelve to thirty-three months.

Receivables: Receivables from correspondent broker and commissions receivable primarily consists of commission and transaction-related receivables.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of not readily marketable securities and notes receivable, the allowance for doubtful accounts, goodwill impairment testing and the determination of litigation accruals.

Investments in securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis.

In accordance with accounting practices for broker-dealers, marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market is included in the statement of operations. Realized gains and losses are recognized using the specific-identification method.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Notes receivable: Notes receivable are carried at the present value of the future principal payments and the related discount, if any, is accreted over the life of the note.

Goodwill: The Goodwill and Other Intangible Assets Topic of the FASB Codification states that goodwill is not amortized but is subject to impairment tests performed at least annually. As of December 31, 2010, management determined there was no impairment based on its annual testing.

Intangible assets: Intangibles include customer lists amortized by the straight-line method over a nine-year period. The following is a schedule by year of estimated amortization expense:

Year ending December 31:		
2011	$	119,900
2012		29,975
	$	149,875

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2010, the entity had no material uncertain tax positions that are required to be recorded.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Income from underwriting and fees are typically earned in accordance with the fee agreement.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Deferred revenue: In January 2010, the Company began the conversion of a majority of customer-related transactions to one correspondent broker. In connection with meeting the required conversion criteria as specified in the clearing agreement, the Company received $1,750,000 in January 2010 which is being recognized in revenue over the term of the clearing agreement.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2 Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Warrants are recorded at fair value, which is based on the sum of the amount, if any, by which the estimated fair value of the underlying securities exceeds the exercise price of the warrants plus the amount of the fair value of the option feature of the warrant. These financial instruments are classified as Level 2 in the fair value hierarchy.

Notes to Financial Statements
_____

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Not readily marketable investments owned by the Company consist of equity securities and warrants of U.S. based companies in industries such as information management products and services and wireless communications. Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by the Board of Directors. In determining fair value for securities not readily marketable, investments are initially stated at cost until significant subsequent events require a change in valuation. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's not readily marketable investments generally represents the amount the Company would expect to receive if it were to liquidate its investment. These financial instruments are classified in Level 3 of the fair value hierarchy.

Note 2. Related Party Transactions

The Company entered into a financing arrangement with another affiliated entity primarily for purposes of financing. This arrangement provides for monthly interest only payments at 3% with principal and interest due on December 31, 2013. In 2010, the Company received principal payments in the amount of $413,150.

The Company enters into various transactions and arrangements with its Parent and affiliated companies.

The Company has a management agreement with its Parent in which the Company's Parent provided management services at a monthly rate of $60,000 for the year ended December 31, 2010.

During the year ended December 31, 2010, the Company paid $472,152 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

Note 3. Notes Receivable

Notes receivable as of December 31, 2010, consist of the following:

Various uncollateralized notes receivable due from brokers	$	381,609
Less allowance for doubtful accounts		(64,663)
	$	316,946

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 4.   Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2010 are summarized as follows:

Current	$	301,054
Deferred		(172,000)
Income tax expense	$	129,054

The provision for income taxes for the year ended December 31, 2010 differs from the amounts computed by applying the statutory federal income tax rate of 34%, plus an estimate of 1.5% for state income taxes, to income before income taxes due to the following items:

Computed expected amount	$	(11,000)
Additional state income taxes		117,600
Nondeductible expenses		58,000
Federal tax benefit of state income taxes deduction		(43,000)
Other		7,454
	$	129,054

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts, accrued expenses and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	493,000
Gross deferred income tax liabilities		(347,000)
Net deferred income tax assets	$	146,000

During the year ended December 31, 2010, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

The Company files income tax returns in U.S. federal jurisdiction, and various states. With a few exceptions, the Company is no longer subject to US federal, state and local tax examinations by tax authorities for years before 2007.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 5.   Property and Equipment

Property and equipment as of December 31, 2010, consists of the following:

Furniture and fixtures	$	714,858
Leasehold improvements		231,860
Development fees		236,460
Accumulated depreciation		(780,385)
Property and equipment, net	$	402,793

Note 6.   Series A Cumulative, Convertible Preferred Stock

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative annual dividend of $.06 per share. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends.

Note 7.   Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2010, the Company had net capital of $1,955,752 which was $1,571,402 in excess of its required net capital of $384,350. The Company's net capital ratio was 2.95 to 1.

Note 8.   Profit Sharing Plan

Substantially all employees are covered by the Company's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). Under the terms of the plan, each participant may elect to defer compensation from 2% to 60%. The employee contribution will be matched by an employer contribution of 100% of the first 4% of the employee contribution. The Company's contributions for the year ended December 31, 2010 aggregated $127,516.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 9.   Commitments and Contingencies

The Company leases office facilities and certain equipment under various noncancellable month-to-month operating leases. Lease expense of $544,587 was incurred during the year ended December 31, 2010.

In 2008, a product sponsor filed for Chapter 11 Bankruptcy. Subsequent to that date, through the year ended December 31, 2010, the Company has received 29 claims from customers related to investments with this product sponsor. Sixteen of these claims involve products from the bankrupt product sponsor and products from other product sponsors (hybrid claims). Thirteen of the claims are associated with products only from the bankrupt product sponsor. Six claims in total have been settled. The non settled claimants are seeking approximately $31.9 million from the Company, the Company's insurance carrier and other parties. The insurance carrier has treated these multiple claims as one claim which reduces the coverage to $1 million for this group of claims. The Company's insurance policy contains a $1 million dollar per claim limit. The Company does not agree with this aggregation and has filed a suit against the insurance carrier concerning this issue. The insurance carrier notified the Company that it has reached the $1 million limit and the company is responsible for remaining costs associated with these claims. Management of the Company has determined it is probable there will be future liabilities incurred related to these claims and therefore has accrued a minimum estimated liability of approximately $788,000 towards litigation and other costs for these claims as of December 31, 2010. Management is not able at this time to predict the ultimate effect of these claims on the Company's financial position or operating results.

During the year ended December 31, 2010, the Company received four claims from investors who are customers of other broker dealers as a result of administrative functions the Company was providing under a Managing Broker Dealer Agreement with a product sponsor. The claimants are seeking approximately $34.6 million from the Company, the Company's insurance carrier and other parties. The claimants involved are not customers of the Company; therefore the insurance carrier has denied coverage related to these claims, which the Company is disputing. The Company has filed petitions to have the claims dismissed and believes it has good defenses against the claims which will prevail if the matter comes to trial. On February 4, 2011, the Company received a notice of dismissal with prejudice for one of these claims. That claimant was seeking $5 million.

Included in the claims above are claims from customers of the Company which relate to this product sponsor. These claimants are seeking approximately $5.5 million from the Company, the Company's insurance carrier and other parties. The insurance carrier has elected to treat these multiple claims as one claim which reduces the coverage to $1 million for this group of claims. The Company's insurance policy contains a $1 million dollar per claim limit. The Company does not agree with this aggregation and intends to file suit against the insurance carrier concerning this issue. The Company does expect the insurance carrier to cover potential costs up to $1 million with a $50,000 retainer related to the claims involving clients of the Company.

Management of the Company has determined it is probable there will be future liabilities incurred related to these claims and therefore has accrued a minimum estimated liability of approximately $131,000 towards litigation and other costs for the above claims as of December 31, 2010. Management is not able at this time to predict the ultimate effect of the above claims on the Company's financial position or operating results.

The Company is involved in various pending or threatened legal proceedings arising from the normal course of its business operations. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 10. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers, in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair value considerations:
Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investments in marketable securities are valued using quoted market prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2010.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Common stock	$ 29,673	$ -	$ 1,130
Certificates of deposit	-	301,483	-
Money market, included in cash and cash equivalents	-	2,129,521	-
	$ 29,673	$ 2,431,004	$ 1,130

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 10. Financial Instruments (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

Balance, January 1, 2010	$	1,570
Sale of investment securities		(440)
Balance, December 31, 2010	$	1,130

There were no significant transfers of assets between Levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2010.

Note 11. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2010

Computation of net capital:		
Total stockholder's equity	$	7,345,388
Total nonallowable assets and other charges:		
Petty cash		300
Other receivables		261,332
Investments in securities not readily marketable		1,130
Notes receivable		316,946
Property and equipment		402,793
Other assets		87,161
Deferred income taxes		146,000
Non-allowable commissions receivable		23,168
Intangible assets		149,875
Goodwill		3,880,029
Insurance deductible		11,270
Fee-based commissions		42,190
Other deductions		11,079
Net capital before haircuts on securities positions		2,012,115
Haircuts on securities positions		56,363
Net capital	$	1,955,752
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable	$	2,070,628
Accounts payable and other accrued expenses		2,370,752
Deferred Revenue		1,445,652
Other adjustments to aggregate indebtedness		(132,852)
Assets with credit balances/liabilities with debit balances		11,079
Total aggregate indebtedness	$	5,765,259
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total		
aggregate indebtedness or $100,000	$	384,350
Excess net capital, net capital less net capital requirement	$	1,571,402
Percentage of aggregate indebtedness to net capital		295%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2010.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2010

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2010

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.


Independent Auditor's Report
on Internal Control

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements of Berthel Fisher & Company Financial Services, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 24, 2011

18